

OFFERING MEMORANDUM

facilitated by



Seven Sisters Brewery

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Seven Sisters Brewery
State of Organization	VA
Date of Formation	03/20/2017
Entity Type	Limited Liability Company
Street Address	192 Sally Run, Wytheville VA, 24382
Website Address	https://www.sevensistersbreweryva.com/

(B) Directors and Officers of the Company

Key Person	Debbie Clark
Position with the Company Title First Year	Partner 2017
Other business experience (last three years)	Co-Owner & Founder (Seven Sisters Brewery *2017 - Present*) Advisor for Skeeter's World Famous Hotdogs (2015 - Present) Physical Therapist (2015 - Present)

Key Person	Dale Clark
Position with the Company Title First Year	 Partner 2017
Other business experience (last three years)	Co-Owner & Founder (Seven Sisters Brewery 2017 - Present) — Bringing you a high quality tap room experience is my passion. COO (Indian Path Community Hospital 2018 - Present) President & CEO (Lonesome Pine Hospital and Mountain View Regional Medical Center 2015 - 2017) COO (Wythe County Community Hospital 2014 - 2015)

Key Person	David Clark
Position with the Company Title First Year	 Partner, Managing 2017
Other business experience (last three years)	**Owner** (*Seven Sisters Brewery 2017 - Present*) **Associate** (Dorsey, Wright & Associates in Richmond 2013 - 2017)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Debbie Clark	23.5%
Dale Clark	23.5%
David Clark	34%

(D) The Company's Business and Business Plan

Seven Sisters Brewery – The idea for Seven Sisters Brewery grew out of the rapid expansion of the craft beer industry and market. In particular, Virginia changed the laws and regulations to encourage growth in 2012. Owner and manager David Clark attended Virginia Commonwealth University from 2010 to 2014, a time period when Richmond, Virginia saw significant growth during this period. David's interest in the business opportunities prompted his research on the industry and market in 2016. Through 2017, David developed the plans and projections for opening a brewery. He also completed a Fermentation Science course at Appalachian State University in the summer of 2017.

In the Fall of 2017, he began work with a local developer in Wytheville, Virginia. The property was a former light industrial site within the town's historic district. R.P Johnson & Sons had operated at the location in some form for more than 150 years. The existing building dated to the 1930s & 1940s. Discussions continued through late 2017 to mid-2018, exploring with options for the site with architect, engineers and consultants.   Much of the time in 2018 was devoted to resolving planning and engineering questions. By late 2018, the detail work of planning and designing the space was complete. Construction and renovation began in January 2019. The completed location consists of a 10,000 square-foot brewery. Four-thousand square feet of the space is devoted to the production and storage of raw materials, kegs, cold storage-and importantly, the beer. The brewery features a six-thousand square foot taproom with 16-ft ceilings, tables and bar area, outdoor seating and roll-up doors opening to a parking area for food trucks. The brewing equipment was manufactured by Deutsche Beverage Technology and features a 5-barrel brewhouse and five 10-barrel fermenters. With this system, Seven Sisters can support up to 1500-barrel annual production. Additional growth in production has also been accounted for within the brewery space. While the space is well suited for further expansion into additional markets due to already existing shipping and receiving already rented by the brewery and the additional unleased space available within the building.

Seven Sisters completed the required regulatory and licensing approvals in September 2019. Beer production began immediately. The brewery opened to the public on October 25, 2019. The renovated building offers a warm, welcoming atmosphere that has been well received by the public-both local and regional travelers. The taproom is kid- and pet-friendly. A small stage in the taproom provides a venue to music, trivia as well as group meetings. Seven Sisters is blessed with the talents of Joe Hayes, a master brewer with more than 25 years of experience, so the beer is exceptional. Reviews on social media are very positive. Seven Sisters maintains a 5 star rating on Facebook, a 4.8 star rating on Google, and a 4.0 rating on Untapped.

With the opening in October, Seven Sisters anticipated slow growth thru the Winter of 2019-20. In the Spring, plans were in place to rapidly grow, taking advantage of travelers, outdoor events and the demand for a family-friendly social gathering spot. As with many businesses, the impact of COVID-19 is being felt. Seven Sisters has received some grant and loan funding to support operations in the near-term. We are seeking additional funding to support and grow operations through and beyond the pandemic. Please check us out online (@7sistersbrew on Facebook, @7sistersbrewva on Instagram, and at sevensistersbreweryva.com) and if in the region or traveling thru, come sample the great beer!

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational

Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	October 28, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital	$47,000	$94,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 4.0%[2]
Payment Deadline	2027-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	 1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.45%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	2.0%
$62,500	2.5%
$75,000	3.0%
$87,500	3.5%
$100,000	4.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	293
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Debbie Clark	23.5%
Dale Clark	23.5%
David Clark	34%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
First Community	$165,000	6.25%	04/04/2024	
First Community	$25,000	6.75%	06/03/2021	
Wythe Co JIDA	$34,000	4.25%	05/15/2028	
People, Inc	$16,000	7.5%	01/01/2025	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

Partner loan from Dale & Debbie Clark; YTD thru 06/30/20 amount $7500; used to support cash-flow during initial pandemic restrictions on business operations.

(S) The Company's Financial Condition

Historical milestones

Seven Sisters Brewery opened the taproom to the public in October 2019.

- Achieved revenue of $20,791 in 2018, which then grew to $41,749 in 2019.
- Had Cost of Goods Sold (COGS) of $799, which represented gross profit margin of 96% in 2018. COGS were then $9,956 the following year, which implied gross profit margin of 76%.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$377,208	$471,510	$612,963	$735,556	$882,667
Cost of Goods Sold	$41,493	$51,866	$67,425	$80,910	$97,091
Gross Profit	$335,715	$419,644	$545,538	$654,646	$785,576
EXPENSES					
Payroll Expenses	$137,405	$162,602	$186,992	$210,785	$237,933
Contract Labor	$15,540	$17,871	$20,552	$23,634	$27,180
Benefits	$15,120	$17,388	$19,996	$22,996	$26,445
Rent	$60,000	$60,000	$60,000	$60,000	$60,000
Insurance	$4,725	$5,434	$6,249	$7,186	$8,264
Accounting & Legal	$3,780	$4,347	$4,999	$5,749	$6,611
Advertising	$3,150	$3,623	$4,166	$4,791	$5,509
Repairs & Maintenance	$2,993	$3,441	$3,958	$4,551	$5,234
Supplies	$5,093	$5,856	$6,735	$7,745	$8,907
Internet & Phone	$5,355	$6,158	$7,082	$8,144	$9,366
Utilities	$16,068	$18,478	$21,250	$24,437	$28,103
Sound & Security	$4,800	$4,800	$4,800	$2,400	$2,400
Miscellaneous	$630	$725	$833	$958	$1,102
Operating Profit	$61,056	$108,921	$197,926	$271,270	$358,522

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$41,749.00
Cost of Goods Sold	$0	$9,825.00
Taxes Paid	$0	$0
Net Income	$0	$-174,874.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V